Reliance
Industries Limited

November 11, 2007

File No.82-3300

Securities Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450, Fifth Street, N.Y.
Washington D.C. 20549
USA

07028019

SUPPL

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward the following document filed with the domestic stock exchanges, for your information and record :-

Sr No	Requirement under Listing Agreement with domestic Stock Exchanges	Letter dated	Subject matter
1	Clause 36	November 07, 2007	Media Release issued by the Company titled "Reliance Industries Limited awarded Oil and Gas Contract in Kurdistan Region of Iraq"

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**

S. Sudhakar
Vice President
Corporate Secretarial

PROCESSED
NOV 2 0 2007
THOMSON
FINANCIAL

Encl: a/a

Reliance
Industries Limited

November 12, 2007

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

Attn: Shri S. Subramanian, DCS-CRD
Scrip Code: 500325
Fax No.2272 2037 / 2272 3719

The Manager, Listing Department
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051

Trading Symbol: 'RELIANCE EQ'
Fax No. 2659 8237 / 38

Dear Sirs,

Sub : Media Release

A Media Release issued by the Company titled "Reliance Industries Limited awarded Oil and Gas Contract in Kurdistan Region of Iraq" is attached for your perusal and information.

Thanking you,

Yours faithfully,
For Reliance Industries Limited

S. Sudhakar
Vice President
Corporate Secretarial

Copy to:
The Luxembourg Stock Exchange
Societe de la Bourse de Luxembourg
SA 11, Avenue de la Porte-Neuve
B P 165, L - 2011
Luxembourg

Encl : a/a

Media Release

Reliance Industries Limited

RELIANCE INDUSTRIES LIMITED AWARDED OIL AND GAS CONTRACT IN KURDISTAN REGION OF IRAQ

Mumbai, November 8 2007: Reliance Industries Limited (RIL) is pleased to announce that it has executed two Production Sharing Contracts with the Kurdistan Regional Government (KRG) covering petroleum exploration activities in the Rovi and Sarta Blocks in the Kurdistan Region of Iraq.

Under the terms of the contract, Reliance Exploration & Production DMCC, a wholly owned subsidiary of RIL, will serve as the operator.

Mr. Atul Chandra, President of International Operations, RIL, said, "We are pleased to reach agreement with the KRG on these two PSCs. We hope and believe this will be an investment that will provide long-term benefits to all the stakeholders."

RIL established a local office in Erbil in 2006 and has undertaken extensive geological work over the past year in the Kurdistan region.

RIL has been actively pursuing petroleum exploration activities in the Middle East, particularly in Oman and Yemen, besides India, Asia Pacific Region and South America.

Reliance Industries Limited

Reliance Industries Limited (RIL) is India's largest private sector company on all major financial parameters with turnover of Rs1,18,354 crore (US$ 27.23 billion), cash profit of Rs17,678 crore (US$ 4.07 billion), net profit of Rs11,943 crore (US$ 2.75 billion) and net worth of Rs63, 967 crore (US$ 14.72 billion) as of March 31, 2007.

RIL is the first and only private sector company from India to feature in the *Fortune Global 500* list of 'World's Largest Corporations' and ranks amongst the world's Top 200 companies in terms of profits. RIL is amongst the 25 fastest climbers ranked by Fortune. RIL also features in the *Forbes Global* list of world's 400 best big companies and in *FT Global 500* list of world's largest companies.

Key Contacts: Tushar Pania (Mumbai)
022 -2278 5905

Shalini Kumar (Delhi)
011-2346 3634

Registered Office:
Maker Chambers IV
3rd Floor, 222, Nariman Point
Mumbai 400 021, India

Corporate Communications
Maker Chambers IV
5th Floor, Nariman Point
Mumbai 400 021, India

Telephone : (+91 22) 2278 5903, 2278 5905, 2278 5000
Telefax : (+91 22) 2278 5185
E-mail : ccd1@ril.com
Internet : www.ril.com

END